FREE WRITING PROSPECTUS
Dated May 24, 2018
Filed pursuant to Rule 433
(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

GLOBAL NET LEASE, INC.

FREE WRITING PROSPECTUS

Global Net Lease, Inc. (the “Company”) has filed a registration statement on Form S-3 (including a prospectus dated November 10, 2016) with the Securities and Exchange Commission (the “SEC”), which became automatically effective upon filing, and a prospectus supplement, for the offering to which this communication relates. The registration statement and the prospectus supplement have also been filed with the Israeli Securities Authority (the “ISA”). Before you invest, you should read the prospectus supplement, the prospectus included in the registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, by visiting the Company’s website, www.globalnetlease.com, or by visiting the Magna website at www.magna.isa.gov.il under the Company’s name. Alternatively, the Company, or Value Base Underwriting and Securities Distribution Ltd., will arrange to send you the registration statement or the prospectus supplement if you request it by calling 972-3-6223383 or toll-free at 1-866-902-0063.

Global Net Lease, Inc. (the “Company”)

The Company is offering on a best-efforts basis in units consisting of ten shares of the Company’s Series B Preferred Stock (“Series B Preferred Stock)

The Company will hold an auction for “Classified Investors” who submitted written commitments in the early bidding process at specified amounts and prices to participate in the public tender.

There is no established trading market for Series B Preferred Stock. Although the Company has applied for the listing of Series B Preferred Stock on the Tel Aviv Stock Exchange Ltd. (the “TASE”), and for the listing of the Company’s common stock on the TASE, the development of a trading market in Israel cannot be assured. The Company’s common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GNL.”

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

GNL – Global Net Lease

The Company is examining an offering of Series B Preferred Stock

The tender for classified investors is expected to take place in early June 2018

Following the IPO, GNL, which is listed on the NYSE, will also be listed on the Tel Aviv Stock Exchange (dual listing)

General Information about the Company

Portfolio Overview

Properties	332
Square Feet (millions)	25.0
Tenants	104
Industries	41
Active Countries	7
Occupancy Rate	99.5%
Average Lifespan of Lease Terms[1]	8.6 years
% of SLR Derived from Investment Grade Tenants2 3	78.3%
% of Leases with Contractual Rent Increases[4]	91.5%
* Table data as of May 16, 2018, unless otherwise stated

[1]	Weighted average of remaining lease term in years based on area as of March 31, 2018
[2]	Comprised of 46.1% leased to tenants with an investment grade rating and 32.2% leased to tenants with an implied investment grade rating, as of March 31, 2018
[3]	Calculated using annualized straight-line rent (“SLR”) converted from local currency into USD according to the relevant rate for the period presented, for the in-place lease on the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable
[4]	Contractual rent increases relate to fixed percent or actual increases, or those resulting from increases in the consumer price index. Percent of leases with fixed rent increases is based on square feet as of March 31, 2018

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

•	The Company was established by AR Global, which was founded in 2007 and has since been involved in the establishment and management of 15 REITs with assets worth more than $40 billion. At present, AR Global manages four REITs with $10.6 billion in assets.[5] AR Global provides the Company with services related to purchasing, finance, legal, leasing, management and more, at fixed management fees.
•	The Company’s Board of Directors is comprised of six members, of whom four are independent.
•	The principal stockholders of the Company[6] are the Vanguard Group (15.9%) and Blackrock, (9%).

[5]	As of March 31, 2018 and on the basis of cost value
[6]	As of April 13

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

- Financial Information -

•	The NOI for the first quarter of 2018 and for the year of 2017 was $60.6 million and $230.4 million, respectively.
•	The Adjusted EBITDA for the first quarter of 2018 and for the year of 2017 was $51.7 million and $197.3 million, respectively.
•	The AFFO[7] for the first quarter of 2018 and for the year of 2017 was $35.1 million and $140.7 million, respectively.
•	As of March 31, 2018, the fund’s equity was approximately $1.4 billion.
•	As of March 31, 2018, the weighted average interest rate and of the Company’s debt was 2.8% and the average lifespan of the debt was 3.6 years.
•	According to the results of the first quarter of 2018 (annualized), the EBITDA coverage ratio for interest payments was 4.4x, and net debt to EBITDA ratio was 7.4x.

[7]	After neutralizing non-recurring events and after payment of dividends to preferred shareholders

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

- Use of Proceeds of the Offering -

•	The Company has signed agreements to acquire 4 properties, which function as logistical centers, for a total value of $160.9 million. The Company intends to use the proceeds from the preferred stock offering to fund the purchase of the said properties. Furthermore, the Company plans on using the proceeds of the offering for its ongoing activities and for making further acquisitions in the future. It should be noted that the Company does not undertake that the acquisition of the said assets will take place, and that the completion of the offering is not dependent on the acquisition of the assets.

•	After the closing of the acquisitions, the Company’s asset portfolio is expected to contain 336 properties, and the percentage of investment-grade rated tenants is expected to rise to 79.7%, and the size of the portfolio (based on purchase price) is expected to be $3.5 billion. Furthermore, the average lifespan of the new agreements is expected to stand at 8.8 years.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

- Commercial Terms -

TYPE OF SECURITY	Series B Preferred Stock
MAXIMUM AMOUNT RAISED	$250 million
LINKED	USD
PAR VALUE	$0.01
BASE VALUE	ILS 100 PER SHARE, WHICH WILL BE CONVERTED TO USD AT THE INITIAL EXCHANGE RATE[8]
PREFERRED STOCK UNIT	EVERY UNIT CONSISTS OF 10 PREFERRED SHARES
DIVIDEND RATE (CUMULATIVE)	5.5%
DIVIDEND PAYMENT DATE	ONCE A YEAR, FROM DECEMBER 1 TO JANUARY 31 OF THE FOLLOWING YEAR
COMPENSATION FOR DEFERMENT OF DIVIDEND PAYMENT	WILL RESULT IN AN ANNUAL INCREASE OF 1%, UP TO A MAXIMUM DIVIDEND RATE OF 8.5%[9]
OPTIONAL REDEMPTION RIGHTS BY HOLDERS	AFTER 5 YEARS FOLLOWING THE CLOSING DATE OF THE OFFERING
REDEMPTION RIGHT BY – THE COMPANY	AFTER 5 YEARS FOLLOWING THE CLOSING DATE OF THE OFFERING
MINIMUM PRICE	NOT YET DETERMINED
EARLY COMMITMENT FEE	2.5%
LISTING	THE PREFERRED STOCK WILL BE LISTED ON THE TEL AVIV STOCK EXCHANGE. THE SHARES OF THE FUND WHICH ARE NOW LISTED ON THE NYSE WILL BE LISTED IN TEL AVIV[10]
RATING	NOT YET DETERMINED

[8]	The initial exchange rate will be the weighted average of the dollar and shekel exchange rates in all transactions in which the net proceeds from the offering (excluding proceeds used to pay expenses in shekels) will be converted into dollars as the time of the offering.
[9]	If the Company does not pay the full dividend to preferred shares, the dividend rate will increase by 1% in the following year, up to the maximum dividend rate. If the accumulated dividend is paid, the dividend rate will revert to its original value (5.5%) starting from the following year.
[10]	The Company filed an application to list the common stock on the Tel Aviv Stock Exchange.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

DIVIDENDS

•	Annual dividend rate of 5.5%
•	Any deferred dividends are cumulative
•	Non-distribution of dividends for any reason will lead to:
-	GNL will not be able to distribute dividends to its common stockholders
-	Preferred stockholders may exercise their right to of early redemption
-	GNL and its affiliates will not be permitted to purchase preferred stock on the exchange
•	Unpaid and accrued distributions in respect of Series B Preferred Stock are junior to the Series A Preferred Stock with respect to payment of current distributions
•	Unpaid and accrued distributions of Series B Preferred Stock are junior to the payment of the “Initial Dividend”[11] with respect to payment of current distributions

SUBORDINATION AND SENIORITY

•	The base value of the preferred stock is senior to the common stock following the payment of the “Initial Dividend”
•	The base value of the Series B Preferred Stock is at an equal level (pari passu) to the Series A Preferred Stock in liquidation
•	The preferred stock is junior to GNL’s liabilities in liquidation
•	Unpaid and accrued distributions of Series B Preferred Stock are junior to the Series A Preferred Stock with respect to payment of current distributions
•	Unpaid and accrued distributions of preferred stock are junior to the payment of the “Initial Dividend” with respect to payment of current distributions and in liquidation

ADDITIONAL FEATURES

•	No voting rights
•	No Participation rights beyond the stated dividend

REDEMPTION RIGHTS

•	Stockholders will have the right to redeem the preferred stock on a quarterly basis beginning five years following the closing date of the offering
•	GNL has the right to redeem the preferred stock on a quarterly basis beginning five years following the closing date of the offering
•	Redemption by GNL will be at a redemption price equal to the higher between: (1) 100% of the base value plus accumulated dividends (2) the market value of the preferred stock[12]
•	The stockholders have the right to redeem the preferred stock if dividends were not timely distributed, both from the closing date of the offering and 5 years after the closing date of the offering

[11]	The minimum dividend amount to be distributed in dollars declared by GNL before the end of the fiscal year
[12]	Weighted average according to the last 10 trading days and according to the exchange rates of the Bank of Israel on each trading day

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

•	The price to be paid for redemption by the investors – 100% of the base value of the preferred stock, as converted from dollars to shekels, plus all accumulated dividends
•	The redemption price will be in cash[13] or in common stock14 15 or in a combination of both at the sole discretion of GNL

For more information, please contact one of the following representatives:
Value Base Underwriting – Moran Nahshoni / Alon Ofer	03-6223381

[13]	According to the closing exchange rate approximately three days before the redemption request
[14]	The following three conditions must be met: (1) GNL has announced a dividend for its common stock (if announced) prior to the beginning of the year (the “Initial Dividend”) (2) GNL has announced and paid (or allocated for payment) the accumulated dividends for the Series A Preferred Stock (3) GNL paid dividends on the common stock in an amount equal to or greater than the product of the initial dividend by a fraction, the numerator of which is the number of quarters that passed since the beginning of the year (including the current quarter) and denominator of which is 4.
[15]	Weighted average of the share price over the last 10 trading days.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Forward Looking Statements

The statements in this document include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on February 28, 2018, and quarterly report on Form 10-Q, filed with the SEC on May 8, 2018. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements.

•	All of our executive officers are also officers, managers, employees or holders of a direct or indirect controlling interest in Global Net Lease Advisors, LLC (the “Advisor”) and other entities affiliated with AR Global. As a result, our executive officers, the Advisor and its affiliates face conflicts of interest, including significant conflicts created by the Advisor’s compensation arrangements with us and other investment programs advised by AR Global affiliates and conflicts in allocating time among these investment programs and us. These conflicts could result in unanticipated actions.

•	Because investment opportunities that are suitable for us may also be suitable for other investment programs advised by affiliates of AR Global, the Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and these conflicts may not be resolved in our favor.

•	We are obligated to pay fees which may be substantial to the Advisor and its affiliates.

•	We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay dividends to our stockholders.

•	The Advisor may not be able to identify a sufficient number of property acquisitions satisfying our investment objectives on acceptable terms and prices, or at all.

•	We may be unable to continue to raise additional debt or equity financing on attractive terms, or at all, and there can be no assurance we will be able to fund the acquisitions contemplated by our investment objectives.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

•	We may be unable to repay, refinance, restructure or extend our indebtedness as it becomes due.

•	Adverse changes in exchange rates may reduce the value of our properties located outside of the United States (“U.S.”).

•	Provisions in our credit facility, may limit our ability to pay dividends to holders of our common stock and preferred stock.

•	We may be unable to pay or maintain cash dividends or distributions on our common stock and preferred stock, or increase dividends or distributions over time.

•	We may not generate cash flows sufficient to pay dividends to our stockholders or fund our operations, and, as such, we may be forced to borrow at unfavorable rates to pay dividends or distributions to our stockholders or fund our operations.

•	Any dividends that we pay on our common stock and preferred stock may exceed cash flow from operations, reducing the amount of capital available to invest in properties and other permitted investments.

•	We are subject to risks associated with our international investments, including risks associated with compliance with and changes in foreign laws, fluctuations in foreign currency exchange rates and inflation. Our ability to refinance or sell properties located in the United Kingdom and continental Europe may be impacted by the economic and political uncertainty caused by the Brexit Process.

•	We are subject to risks associated with any dislocations or liquidity disruptions that may exist or occur in the credit markets of the U.S. and Europe from time to time.

•	We may fail to continue to qualify, as a real estate investment trust for U.S. federal income tax purposes (“REIT”), which would result in higher taxes, may adversely affect operations and would reduce the trading price of our common stock and preferred stock and our cash available for dividends.

•	We may be exposed to risks due to a lack of tenant diversity, investment types and geographic diversity.

•	The revenue derived from, and the market value of, properties located in the United Kingdom and continental Europe may decline as a result of the U.K.’s discussions with respect to exiting the European Union (the “Brexit Process”).

•	We may be exposed to changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of U.S. or international lending, capital and financing markets, including as a result of the Brexit Process.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Non-GAAP Measures

Reconciliation of FFO, Core FFO and AFFO

	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Net income attributable to stockholders (in accordance with GAAP)	$20,731	$2,361
Depreciation and amortization	113,048	29,496
Gains on dispositions of real estate investments	(1,089)	—
Proportionate share of adjustments for non-controlling interest to arrive at FFO	(78)	—
FFO (defined by NAREIT)	132,612	31,857

Acquisition and transaction fees	1,979	1,325
Fire loss (recovery)	45	(79)
Proportionate share of adjustments for non-controlling interest to arrive at Core FFO	(1)	—
Core FFO attributable to common stockholders	134,635	33,103
Non-cash equity-based compensation	(3,787)	(832)
Non-cash portion of interest expense	4,420	901
Amortization of above- and below-market leases and ground lease assets and liabilities, net	1,930	552
Straight-line rent	(10,537)	(1,503)
Unrealized losses on undesignated foreign currency advances and other hedge ineffectiveness	3,679	43
Eliminate unrealized losses on foreign currency transactions	10,182	2,550
Amortization of mortgage premium (discount), net and mezzanine discount	827	267
Deferred tax benefit	(693)	—
Proportionate share of adjustments for non-controlling interest to arrive at AFFO	(4)	—
Adjusted funds from operations (AFFO) attributable to common stockholders	$140,652	$35,081

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Adjusted EBITDA/Net Operating Income

	Year Ended December 31, 2017	Three Months Ended March 31, 2018
EBITDA:
Net income	$23,586	$4,812
Depreciation and amortization	113,048	29,496
Interest expense	48,450	12,975
Income tax expense	3,140	1,070
EBITDA	$188,224	$48,353

Adjusted EBITDA:
Equity based compensation	$(3,787)	$(832)
Acquisition and transaction related	1,979	1,325
(Gain) loss on disposition of real estate investments	(1,089)	—
Fire (recovery) loss	45	(79)
Losses on derivative instruments	8,304	2,935
Unrealized (gains) losses on undesignated foreign currency advances and other hedge ineffectiveness	3,679	43
Other income	(22)	(11)
Adjusted EBITDA	$197,333	$51,734

Net Operating Income (NOI):
Operating fees to related parties	$24,457	$6,831
General and administrative	8,648	2,051
NOI	$230,438	$60,616

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Interest Coverage Ratio

Three Months Ended
December 31, 2017	March 31, 2018
EBITDA:
Net income	$8,449	$4,812
Depreciation and amortization	28,558	29,496
Interest expense	12,806	12,975
Income tax expense	964	1,070
EBITDA	$50,777	$48,353

Adjusted EBITDA:
Equity based compensation	$(1,177)	$(832)
Acquisition and transaction related	(301)	1,325
Fire recovery	(150)	(79)
Losses on derivative instruments	1,719	2,935
Unrealized (gains) losses on undesignated foreign currency advances and other hedge ineffectiveness	(86)	43
Other income	(10)	(11)
Adjusted EBITDA	$50,772	$51,734

Interest expense	12,806	12,975
Non-cash portion of interest expense	(1,399)	(901)
Amortization of mortgage discount/premium	(262)	(267)
Cash Paid for Interest	$11,145	$11,807

Interest coverage ratio (1)	4.6	x	4.4	x

(1)	Interest coverage ratio is calculated by dividing the Adjusted EBITA by the Cash Paid for Interest.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Net debt to adjusted EBITDA (annualized)

	December 31, 2017		March 31, 2018
Net Debt
Mortgage notes payable, gross	$992,344		$1,046,615
Revolving credit facilities	298,909		342,023
Term loan, gross	233,165		239,864
Less: Cash and cash equivalents	102,425		106,733
Total net debt	$1,421,993		$1,521,769

Adjusted EBITDA (Three Months Ended December 31, 2017 and March 31, 2018)	$50,772		$51,734

Net debt to adjusted EBITDA (annualized) (1)	7.0	x	7.4	x

(1)	Net debt to adjusted EBITA (annualized) is calculated by dividing Total net debt by Adjusted EBITDA Which is multiplied by four to annualize adjusted EBITDA.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387